Exhibit 12

TECNOGLASS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in thousands of dollars)

	Three Months Ended March 31, 2016	Three Months Ended March 31, 2015	Year Ended December 31, 2015	Year Ended December 31, 2014

Fixed charges:
Interest expensed and capitalized	$3,225	$2,416	$10,531	$9,046
Estimated interest within rental expense	84	49	242	181
Total fixed charges	$3,309	$2,465	$10,773	$9,227

Earnings available for fixed charges:
Income before taxes	$17,307	$16,634	$7,926	$18,049
Add: fixed charges	3,309	2,465	10,773	9,227
Add: amortization of capitalized interest	22	-	35	-
Less: interest capitalized	(101)	(264)	(1,258)	(145)
Total earnings available for fixed charges	$20,537	$18,835	$17,476	$27,131

Ratio of earnings to fixed charges	6.21	7.64	1.62	2.94